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                                                FILED PURSUANT TO RULE 424(B)(3)
                                                FILE NO. 333-38489

PROSPECTUS

                                1,611,699 SHARES

                           SCOTSMAN INDUSTRIES, INC.

                                  COMMON STOCK
                           PAR VALUE, $0.10 PER SHARE

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     All of the 1,611,699 shares of Common Stock offered hereby (the "Shares")
which may be offered from time to time are being sold by the Selling Stockholders. See "Selling Stockholders." Scotsman Industries, Inc. will not receive any proceeds from the sale of the Shares.

     The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions (which may be block transactions) on the New York Stock Exchange ("NYSE") or otherwise, in special offerings, exchange distributions or secondary distributions pursuant to and in accordance with the rules of the NYSE, in the over-the-counter-market, in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions directly or to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of shares for whom they may act (which compensation may be in excess of customary commissions). See "Plan of Distribution." The Company will bear the costs of this Offering, except that the Selling Stockholders will pay all brokerage commissions and charges as well as fees and expenses of any counsel retained by them.

     On February 20, 1998, the last reported sale price of the Common Stock on the NYSE was $27 15/16 per share.

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      SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR INFORMATION
THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

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     THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                THE DATE OF THIS PROSPECTUS IS FEBRUARY 23, 1998
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     As used in this Prospectus, the term the "Company" or "Scotsman" refers to
Scotsman Industries, Inc. and, unless otherwise stated or indicated by the context, its subsidiaries. As used in this Prospectus, the term "Kysor" refers to Kysor Industrial Corporation and, unless otherwise stated or indicated by the context, its subsidiaries, after taking into account the sale of substantially all of the assets and related liabilities of Kysor's Transportation Products Group. Unless otherwise stated, reference to the Company's 1996 "pro forma" net sales includes Kysor's 1996 sales.

                                  THE COMPANY

GENERAL

     Scotsman is a leading international manufacturer of a diversified line of commercial refrigeration products, food preparation equipment and beverage systems that is sold primarily to customers in the restaurant, supermarket, lodging, healthcare and convenience store industries. The Company has a leading market position in each of its five product lines, which consist of ice machines, refrigerated display cases, food preparation and storage equipment, walk-in coolers and freezers and beverage systems. Scotsman's customers include many of the largest chains in the quick service restaurant, supermarket, lodging and convenience store industries. The Company sells its products in over 100 countries through multiple distribution channels and has manufacturing capabilities in the United States, the United Kingdom, Germany, Italy and China and interests in joint ventures in Australia, the United Kingdom and Indonesia.

     In March 1997, the Company acquired Kysor (the "Kysor Acquisition"), which at the time was comprised of the Commercial Products Group, through which Kysor's refrigerated display cases and walk-in coolers and freezers businesses were conducted, and the Transportation Products Group through which Kysor sold a line of products to the transportation industry. Concurrently with the Kysor Acquisition, Scotsman sold all of the assets of the Transportation Products Group to a subsidiary of Kuhlman Corporation. The net purchase price for the Commercial Products Group was approximately $299 million. Due to the significance of the Kysor Acquisition, the Company's future operating results and capital structure will be materially different from, and will not be comparable to, prior periods. For fiscal year 1996, Kysor's sales of commercial refrigeration products were $245.1 million, an increase of 18.3% from 1995. Combining Kysor's 1996 sales with those of the Company for the comparable period results in pro forma net sales for the Company of $601.4 million, a 68.7% increase over the Company's reported 1996 sales.

     Scotsman was formed in 1989 through a spin-off effected by Household International, Inc. of its commercial food service equipment operations. The Company's principal executive offices are located at 820 Forest Edge Drive, Vernon Hills, Illinois 60061 and its telephone number is (847) 215-4500.

RECENT DEVELOPMENT

     In December 1997, the Company's direct wholly owned subsidiary, Scotsman Group Inc. ("Scotsman Group"), completed an offering (the "Notes Offering") of $100 million of its 8 5/8% Senior Subordinated Notes due 2007 (the "Notes"). Scotsman has fully and unconditionally guaranteed on a senior subordinated basis the payment of the Notes when due and the due performance by Scotsman Group of its other obligations under the related indenture (the "Indenture"). Net proceeds to Scotsman Group of $95,482,000 were applied to repay $30,000,000 of term loan borrowings outstanding under the Credit Facility (as defined below) and approximately $65,482,000 of revolving loan borrowings outstanding under the Credit Facility. In connection with the closing of the Kysor Acquisition in March 1997, the Company, Scotsman Group, certain other subsidiaries of the Company, certain financial institutions ("Lenders") and The First National Bank of Chicago, as agent for the Lenders, entered into a loan agreement providing for a credit facility in the aggregate principal amount of $415 million and, in contemplation of the Notes Offering, the Company entered into an amendment to such loan agreement, which among other things, permitted the consummation of the Notes Offering and changed certain covenants (the "Credit Facility"). The Credit Facility consists of a $120 million term loan facility and a $265 million revolving loan facility. The Credit Facility is guaranteed by Scotsman and certain of its subsidiaries and secured by a pledge of stock of certain subsidiaries of Scotsman.

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                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements concerning Scotsman's operations, performance and financial condition. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and the Cautionary Statements included in the Company's most recent annual report on Form 10-K as filed with the Securities and Exchange Commission (the "Commission") and elsewhere in this Prospectus. The forward-looking statements should be considered in light of these factors. Unless otherwise indicated by the context, when used in this Prospectus or in the documents incorporated by reference herein, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify forward-looking statements.

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                                  RISK FACTORS

     Prospective investors should carefully consider and evaluate all of the information set forth in this Prospectus, including the risks set forth below:

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

     The Company's business strategy includes making acquisitions that will expand its international presence or offer complementary products and services. In pursuing a strategy of acquiring other businesses, the Company will face risks commonly encountered with growth through acquisitions.

     In March 1997, Scotsman acquired Kysor for a net purchase price of approximately $299 million. Including the Kysor Acquisition, Scotsman has made eight acquisitions and entered into one alliance and two joint ventures since its spin-off from Household International, Inc. in April 1989. As a result of these acquisitions and internal growth, the Company's net sales increased from $168.7 million for fiscal 1992 to pro forma net sales of $601.4 million for fiscal 1996. The Kysor Acquisition is the largest acquisition undertaken by the Company to date and will require significant integration efforts. There can be no assurance that the Company will be able to integrate Kysor effectively or in a timely manner or that the beneficial effects expected will be obtained even if Kysor is integrated as contemplated.

     Acquiring businesses has been and is expected to continue to be an important element of the Company's strategy for achieving growth. Acquisitions vary in size and may include acquisitions that are large relative to the Company. There can be no assurance that suitable acquisition candidates will be identified, that financing for such acquisitions will be available on satisfactory terms, that the Company will be able to accomplish its strategic objectives as a result of any such acquisition, that any business or assets acquired by the Company will be integrated successfully or that integration of acquired businesses will not divert management resources or otherwise have a material adverse effect on the Company's business, financial condition or results of operations. The Company is continually evaluating possible acquisitions and engages in discussions with acquisition candidates from time to time.

ABILITY TO MANAGE GROWTH

     Scotsman's growth will place a strain on its managerial and other resources. From December 1993 through December 1997, the number of Company employees increased from 915 to approximately 3,750. The Company's continued rapid growth can be expected to place a significant strain on its management, operations, employees and resources. There can be no assurance that the Company will be able to manage effectively its expanding operations or achieve planned growth on a timely or profitable basis. If the Company is unable to manage growth effectively, its business, results of operations or financial condition could be materially adversely affected.

LEVERAGE

     The Kysor Acquisition significantly increased the Company's debt service obligations. As of December 28, 1997, the Company's indebtedness, including capitalized leases and current maturities, was approximately $351 million, or approximately 71% of its book capitalization. Although the Indenture and the Credit Facility contain covenants that limit the incurrence by the Company, Scotsman Group and certain of their subsidiaries of additional indebtedness, such limitations are subject to a number of important qualifications and exceptions and the Company's indebtedness could increase if, among other reasons, future acquisitions are financed through additional borrowings. The Company's ability to make scheduled payments of principal and interest or to refinance its indebtedness will depend on the Company's operating performance and cash flows, which are affected by prevailing economic conditions and financial, competitive and other factors beyond the Company's control. The level of the Company's leverage from time to time could have important consequences to holders of the Common Stock, including limiting the Company's ability to (i) obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes; (ii) adjust to changing market conditions, including business downturns; or (iii) compete effectively with competitors who are less leveraged than the Company. In addition, certain of the Company's borrowings

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under the Credit Facility are and may continue to be at variable rates of interest, which causes the Company to be vulnerable to increases in interest rates.

     If the Company is unable to generate sufficient cash flows to service its debt obligations, it will have to adopt one or more alternatives, such as reducing or delaying planned acquisitions, expansion and capital expenditures, selling assets, restructuring debt or obtaining additional equity capital. There can be no assurance that any of these alternatives could be effected on satisfactory terms.

RESTRICTIONS IMPOSED BY THE CREDIT FACILITY AND THE INDENTURE

     The Credit Facility and the Indenture contain certain restrictive covenants, including, among others, covenants with respect to the following matters: (i) limitations on indebtedness; (ii) limitations on other senior subordinated indebtedness; (iii) limitations on restricted payments; (iv) limitations on sale or issuance of restricted subsidiary stock and indebtedness;
(v) limitations on transactions with affiliates; (vi) limitations on liens;
(vii) limitations on asset sales; (viii) limitations on dividends and other payment restrictions affecting restricted subsidiaries; and (ix) restrictions on mergers and certain transfers of assets. Although these covenants are subject to various exceptions that are designed to allow the Company to operate without undue restraint, there can be no assurance that such covenants will not adversely affect its ability to finance future operations or capital needs or engage in other business activities that may be in the interest of the Company. In addition, the Credit Facility requires the maintenance of specified financial ratios. The ability of the Company to comply with such provisions may be affected by events beyond the Company's control. A breach of any of these covenants or the inability of the Company to comply with the financial ratios contained in the Credit Facility could result in a default under the Credit Facility or the Indenture, which could entitle the lenders or the noteholders to accelerate the maturity of the Credit Facility or the Notes, and could result in cross-defaults permitting the acceleration of other indebtedness of the Company and its subsidiaries. Such an event would have a material adverse effect on the Company.

DEPENDENCE ON CERTAIN CUSTOMERS; CUSTOMER PURCHASING PATTERNS

     Although no single customer accounted for 10% or more of Scotsman's 1997 net sales on a historical or pro forma basis for the Kysor Acquisition, some of the Company's operating units are dependent upon a limited number of major customers, most of which do not have long-term purchase contracts with the Company. The Company's five largest customers represent approximately 22% of the Company's net sales in 1997 and approximately 22% of its 1997 pro forma net sales. Sales of certain products, including, in particular, refrigerated display cases and food preparation and storage equipment, are largely dependent upon the expansion and renovation programs of the Company's large chain customers. Any of these programs can result in significant revenue for the Company over a limited period of time, followed by a decline in revenues if the customer's expansion or upgrade program is modified or terminated. These purchasing patterns are largely beyond the control of the Company and can result in substantial fluctuations in the Company's operating results. Although the Company believes that its relationships with its customers are good, changes in customer purchasing patterns could have a material adverse effect on the sales of certain operating units and affect the volume of the Company's sales.

ECONOMIC CONDITIONS

     The Company's performance is affected by fluctuations in economic conditions in the markets in which the Company sells its products, primarily the United States and Western Europe. The strength or weakness of these economies may affect the rate of expansion within the restaurant, supermarket, lodging, healthcare and convenience store industries. In the event of an economic downturn in any of the economies in which the Company conducts business, the Company's business, financial condition or operating results could be materially and adversely affected.

COMPETITION

     The primary markets for the Company's products are highly competitive. The most significant competitive factors are product reliability and performance, service and price, with the relative importance of such factors varying among product lines. The Company has a number of competitors in each product line that it offers. Many of the Company's competitors are small, privately owned companies. Some of the Company's

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competitors, however, are divisions of larger companies, and some have greater financial resources than the Company. The Company's largest competitors include IMI Cornelius, plc, with whom the Company competes in beverage systems in Europe; Hussmann Corporation, with whom the Company competes in refrigerated display cases and related equipment in the United States; and The Manitowoc Company, Inc., with whom the Company competes in walk-in coolers and freezers and ice machines. Furthermore, the Company believes that the commercial foodservice equipment industry recently has begun to undergo significant consolidation as foodservice chains and supermarkets reduce their supplier base. If the Company's competitors are more successful than the Company in exploiting this consolidation trend, the Company's profitability or market positions could be adversely affected.

DEPENDENCE ON KEY PERSONNEL

     Scotsman's success to date has depended in large part on the skills and efforts of Richard C. Osborne, Chairman of the Board, President and Chief Executive Officer, Donald D. Holmes, Vice President-Finance and Secretary, and the heads of each of the operating units of the Company. While the Company has employment agreements with certain of its executive officers, including Messrs. Osborne and Holmes, there can be no assurance that the Company will be able to retain the services of its officers and key employees. The loss of Messrs. Osborne, Holmes or any of the heads of the Company's operating units could have a material adverse effect on the Company's business, results of operations or financial condition.

FLUCTUATIONS IN OPERATING RESULTS; SEASONALITY

     The volume of sales of Scotsman's various products is typically somewhat higher in the second and third fiscal quarters than in the first and fourth fiscal quarters. As a result of the seasonal nature of its sales, the operating results of the Company will fluctuate from quarter to quarter and the Company may experience greater cash needs in the second and third fiscal quarters, which could increase the borrowing needs of the Company during these periods.

LITIGATION

     The Company's results of operations can be negatively impacted by product liability or other lawsuits and/or by warranty claims or other returns of goods. Although the Company does not believe that outstanding claims will have a material adverse effect on the Company, such claims, as well as any future claims, are subject to the uncertainties attendant to litigation, and the ultimate outcome of any such proceedings or claims cannot be predicted.

FOREIGN OPERATIONS AND CURRENCY FLUCTUATIONS

     Scotsman sells products in over 100 countries and has manufacturing operations in the United States, the United Kingdom, Germany, Italy and China and joint venture interests in Australia, the United Kingdom and Indonesia. Sales of the Company's products outside of the United States represented approximately 25% of the Company's 1997 net sales, and the Company anticipates that international sales will continue to grow. International operations generally are subject to various political and other risks that are not present in U.S. operations, including, among other things, the risk of war or civil unrest, expropriation and nationalization. In addition, certain international jurisdictions restrict repatriation of the Company's non-U.S. earnings. Various international jurisdictions also have laws limiting the right and ability of non-U.S. entities to pay dividends and remit earnings to affiliated companies unless specified conditions are met. In addition, sales in international jurisdictions typically are made in local currencies, which subjects the Company to risks associated with currency fluctuations. Currency devaluations and unfavorable changes in international monetary and tax policies and other changes in the international regulatory climate could materially affect the Company's profitability or growth plans.

ENVIRONMENTAL REGULATION

     The operations and properties of the Company are subject to various federal, state, local and foreign environmental regulations and standards governing, among other things, emissions to air, discharge to waters and the generation, storage, handling, transportation, treatment and disposal of a variety of hazardous and non-
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hazardous substances and wastes. Because the requirements imposed by those authorities frequently are revised and supplemented, with a trend towards greater stringency, expenditures for compliance responsibilities are difficult to estimate and may exceed anticipated costs.

     The Company or its subsidiaries have been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes in connection with a number of hazardous waste sites, including a number of sites associated with the former Transportation Products Group of Kysor. Under existing environmental laws, PRPs are jointly and severally responsible for the cost of clean-up and other remedial action at these sites, and each PRP is therefore potentially responsible for the full cost of remediation. As a practical matter, however, costs generally are shared with other PRPs, based on each PRP's relative contribution to the problem. Moreover, the purchaser of the Transportation Products Group has assumed all environmental liabilities associated with that business. Notwithstanding the assumption of liabilities by the purchaser, under applicable environmental laws the Company could incur liabilities related to these and other unknown environmental matters. Based on the foregoing factors, the relative size of the Company's contribution to the sites for which it has been named a PRP (including those sites associated with Kysor's former Transportation Products Group), currently available information about the cost of remediation at such sites and the probability that other PRPs, many of which are large, solvent public companies, will pay the costs apportioned to them, the Company does not believe that any liability imposed in connection with such environmental proceedings, either individually or in the aggregate, will have a material adverse effect upon the Company's financial condition or its results of operations. Furthermore, the Company believes that compliance with existing and publicly proposed environmental regulations will not have a material adverse effect on the business, financial condition or results of operations of the Company. However, there can be no assurance that the cost of compliance with current or future regulations or the cost of other environmental obligations will not exceed current estimates.

GOVERNMENTAL AND OTHER REGULATION

     Scotsman's products and manufacturing processes are subject to various health and safety regulations and standards that are subject to change and from time to time may require significant changes in products or manufacturing methods. Although no assurances can be given, the Company believes that health and safety matters will not have a material adverse effect on its business, results of operations or financial condition. However, legal and regulatory requirements in this area are increasing, and there can be no assurance that significant costs and liabilities will not be incurred as a result of currently unidentified future problems or new regulatory developments.

PRICE VOLATILITY

     The market price of the Common Stock may be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of significant new contracts or contract cancellations, announcements of technological innovations or new products or services offered by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. The market price of the Common Stock also may be affected by the Company's ability to meet analysts' expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Common Stock. In addition, the stock market has recently experienced significant price and volume fluctuations that have affected the market prices of equity securities of many companies and that have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock. Periods of volatility in the market price of a company's securities increase the likelihood of securities class action litigation. Any such litigation instigated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, results of operations or financial condition.

ANTI-TAKEOVER PROVISIONS

     Certain provisions in Scotsman's Restated Certificate of Incorporation, By-Laws, Rights Agreement (as defined below), Delaware law and the Indenture could have the effect of making more difficult or discouraging an acquisition of the Company deemed undesirable by its Board of Directors. These provisions include: (i) a
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classified Board of Directors; (ii) the existence of authorized but unissued preferred stock, which could be issued by the Company's Board of Directors without stockholder approval, containing such terms as the Board of Directors may approve; (iii) provisions permitting the Board of Directors to amend the By-Laws without stockholder vote; (iv) provisions permitting the Board to increase or decrease the size of the Board; (v) removal of directors only for cause; (vi) a prohibition against stockholder action by written consent; (vii) provisions prohibiting stockholders from calling a special meeting; (viii) advance notice provisions governing stockholder proposals and stockholder nominations of directions; (ix) the Fair Price Provision of the Company's Restated Certificate of Incorporation; (x) the Rights Agreement; and (xi) the option granted to holders of the Notes that allows such holders to require Scotsman Group to repurchase Notes at a redemption price equal to 101% of the principal amount thereof, plus accrued interest to the date of redemption, upon a Change of Control (as defined in the Indenture). In addition, certain provisions of Delaware law applicable to the Company, including Section 203 of the Delaware General Corporation Law, could have the effect of delaying, deferring or preventing a change of control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders in this Offering.

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                              CERTAIN TRANSACTIONS

     Timothy C. Collins (who resigned from the Board of Directors on December 22, 1997) and Matthew O. Diggs, Jr. (who resigned from the Board of Directors on August 13, 1997) were appointed directors of the Company, effective April 29, 1994, pursuant to the terms and conditions of the agreements pursuant to which Scotsman acquired the Delfield Company ("Delfield") and Whitlenge Drink Equipment Limited ("Whitlenge") (the "Acquisition Agreements"). Pursuant to the Acquisition Agreements, the Company also agreed that, (i) so long as certain former shareholders of Delfield and Whitlenge, together in each case, with certain permitted transferees (collectively, the "New Scotsman Shareholders") own at least 1,688,578 shares of Common Stock (appropriately adjusted for any subsequent recapitalization, stock dividend, split or other change in the capital stock), they will be entitled to designate the persons nominated by the Board of Directors to fill the directorships formerly held by Mr. Collins and Mr. Diggs, and (ii) so long as the New Scotsman Shareholders own at least 1,114,462 shares of Common Stock (appropriately adjusted for any subsequent recapitalization, stock dividend, split or other change in the capital stock), they will be entitled to designate one such nominee.

     Certain of the New Scotsman Shareholders entered into a Stockholders' Agreement dated as of January 11, 1994 (the "Stockholders' Agreement"), under which they have, among other things, allocated among themselves the power to designate the person or persons to be nominated as directors. The Stockholders' Agreement provides that, (i) so long as the New Scotsman Shareholders are entitled to designate directors pursuant to the Acquisition Agreements, Onex Corporation ("Onex"), so long as it and its affiliates, Onex DHC LLC and Onex U.S. Investments (the "Onex Affiliates"), hold Common Stock, will have the right to designate (and remove) one such director, and EJJM, an Ohio general partnership of which Mr. Diggs is the sole managing general partner ("EJJM"), so long as it holds Common Stock, will have the right to designate (and remove) the other such director, (ii) if the New Scotsman Shareholders are entitled to designate only one nominee to the Board of Directors, whichever of Onex and the Onex Affiliates or EJJM owns the higher percentage of Common Stock at the time of such designation will be entitled to designate the nominee, and (iii) in all other cases, the holders of a majority of the Common Stock held by the New Scotsman Shareholders at the time that they are entitled to designate one or more nominees to the Board of Directors shall make such designation. Scotsman is not a party to the Stockholders' Agreement.

     Under the Stockholders' Agreement, Onex and the Onex Affiliates have also been granted an irrevocable proxy (the "Onex Proxy") to vote all of the shares of Common Stock held by the New Scotsman Shareholders. The Onex Proxy includes the right to vote for the transaction of any and all business that may come before an annual, general or special meeting of the Company's shareholders, including the right to vote for the sale of all or any part of the assets, the liquidation or the dissolution of the Company. The Onex Proxy will terminate automatically on January 10, 1999 or at such time that Onex, together with the Onex Affiliates, holds less than 30% of the number of shares of Common Stock initially acquired by it pursuant to the merger provided for in the Acquisition Agreement related to Delfield. The Onex Proxy will also terminate with respect to specific shares of Common Stock upon the transfer of such shares to any person other than certain specified types of affiliates or associates of certain former Delfield and Whitlenge shareholders that have granted Onex and the Onex Affiliates the Onex Proxy.

     According to the information provided in a Schedule 13D, as amended (the "New Scotsman Shareholders 13D"), filed by certain of the New Scotsman Shareholders, on August 13, 1997, EJJM assigned to Onex all of its rights under the Stockholders' Agreement to designate a nominee to the Board of Directors of Scotsman, and Onex released EJJM and all of the shares of capital stock of Scotsman owned by EJJM and its affiliates from the Onex Proxy. According to the New Scotsman Shareholders 13D, EJJM and The Diggs Family Foundation sold substantially all of the shares of Common Stock that were subject to the Stockholders' Agreement and held by EJJM and its affiliates.

     The agreements regarding the rights of the New Scotsman Shareholders to designate one or two nominees to the Board of Directors are expected to become inapplicable if all of the shares covered by this Prospectus are sold. See "Selling Stockholders."

     So long as the New Scotsman Shareholders are entitled to designate at least one nominee to the Board of Directors, (i) the Company has agreed that, subject to the right of the holders of preferred stock, if any, to
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elect directors under certain circumstances, it will not increase the number of directors to more than eight directors, and (ii) the New Scotsman Shareholders have agreed to vote, to cause any affiliate or associates controlled by them to vote, and to use reasonable efforts to cause any other affiliates or associates to vote, all shares of capital stock of the Company owned by them in favor of all of the nominees to the Board of Directors recommended by the Board of Directors.

     The right of the New Scotsman Shareholders to designate one or more nominees to the Company's Board of Directors will terminate on January 11, 2004 unless such obligation is extended by written agreement among the Company and the New Scotsman Shareholders after January 11, 2002 but before the termination date. Upon termination of the right of the New Scotsman Shareholders to designate one or more nominees to the Board of Directors at a time when any designee of the New Scotsman Shareholders is currently on the Board and upon the request of the Company, (i) any such designee who is a New Scotsman Shareholder shall promptly resign as a director, and (ii) the New Scotsman Shareholders will use their best efforts to cause any such designee or designees who are not New Scotsman Shareholders to promptly resign.

     As a condition to the obligations of each party to consummate the transactions contemplated by the Acquisition Agreements, Scotsman and the New Scotsman Shareholders entered into a Registration Rights Agreement (the "Registration Rights Agreement"). Under the Registration Rights Agreement, New Scotsman Shareholders who (together with their affiliates and associates) hold not less than 250,000 shares of the Common Stock may, subject to certain limitations, require Scotsman to effect up to three registrations of such shares under the Securities Act of 1933, as amended (the "Securities Act"). Under the Registration Rights Agreement, New Scotsman Shareholders who, in the aggregate, hold not less than 100,000 shares of the Common Stock also have rights, subject to certain exemptions and limitations, to request that Scotsman include such shares in other registrations by Scotsman of its securities under the Securities Act (the "Piggy Back Registration Rights"). All expenses incident to such registrations (other than underwriting discounts and selling commissions applicable to the sale of such shareholders' shares and fees and expenses of counsel to the selling shareholders) are to be borne by Scotsman.

     The foregoing summary description of the Acquisition Agreements, the Stockholders' Agreement and the Registration Rights Agreement does not purport to be complete and is subject in all respects to the provisions of such agreements, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part and are incorporated herein by reference.

                              SELLING STOCKHOLDERS

     The following table sets forth information concerning the identity of the persons who may sell shares of Common Stock pursuant to the Registration Statement of which this Prospectus is a part (individually, a "Selling Stockholder" and, collectively, the "Selling Stockholders"):

                                                                SHARES BEING
                  SELLING STOCKHOLDERS(1)                         OFFERED
                  -----------------------                       ------------
Onex DHC LLC and/or OMI Quebec FCI LLC or another subsidiary
  of Onex...................................................     1,611,699

-------------------------

(1) Onex DHC LLC and/or one or more Onex Affiliates have included their shares in the Registration Statement of which this Prospectus is a part pursuant to the exercise of their Piggy Back Registration Rights in respect of the Notes Offering. See "Certain Transactions."

     Based on information included in Form 4s filed with the Commission by Onex DHC LLC and other information available to the Company, Onex DHC LLC owns 1,611,699 shares of Common Stock (15.3% of the 10,567,647 shares outstanding as of November 10, 1997). Onex DHC LLC has indicated that prior to selling shares pursuant hereto, it may transfer all or a part of such shares to OMI Quebec FCI LLC or to another subsidiary of Onex. In the event Onex and the Onex Affiliates were to effect the sale of all their shares of Common Stock registered for sale in this Offering, Onex and the Onex Affiliates would own no shares of Common Stock.

     The New Scotsman Shareholders, including the Selling Stockholders, are parties to agreements with the Company and among themselves that govern the appointment and future nomination of certain directors to the Board of Directors of the Company. See "Certain Transactions."

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of Scotsman's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Restated Certificate of Incorporation of the Company (the "Company Certificate"), the By-Laws of the Company, as amended (the "Company By-Laws"), and the Rights Agreement (as defined below), copies of which are exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock, $0.10 par value per share, and (ii) 10,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). 10,568,597 shares of Common Stock were issued and outstanding as of December 28, 1997, and no shares of Preferred Stock were issued and outstanding as of such date.

COMMON STOCK

     The holders of Common Stock of the Company are entitled to one vote for each share on all matters voted on by stockholders of the Company, including the election of directors, and, except for such voting rights as may be granted by the board of directors of the Company with respect to any series of Preferred Stock of the Company, the holders of such shares possess all voting power applicable to the Company's capital stock. The Company Certificate does not provide for cumulative voting for the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock of the Company designated by the board of directors of the Company from time to time, the holders of Common Stock of the Company are entitled to such dividends as may be declared from time to time by the board of directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders.

PREFERRED STOCK

     The Company Certificate authorizes the board of directors of the Company to provide for the issue of shares of Preferred Stock of the Company, in one or more series, and to fix for each such series such voting powers, designations, preferences, and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as are stated in the resolution adopted by the board of directors of the Company providing for the issue of such series and as are permitted by the Delaware General Corporation Law (the "DGCL").

CLASSIFIED BOARD OF DIRECTORS

     The Company Certificate provides for the board of directors of the Company to be divided into three classes serving staggered terms so that one class of directors is elected each year for a three-year term.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

     The Company Certificate and the Company By-Laws provide that the number of directors will be fixed from time to time exclusively by the board of directors of the Company. In addition, the Company Certificate and the Company By-Laws provide that, subject to any rights of the holders of Preferred Stock of the Company and unless the board of directors of the Company otherwise determines, a majority of the board of directors of the Company then in office may fill any vacancies on the board of directors and directors so chosen to fill a vacancy shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified. Accordingly, the board of directors of the Company could prevent any stockholder of the Company from obtaining majority representation on the board of directors of the Company by enlarging the board and filling the new directorships with its own nominees.

     Moreover, the DGCL, the Company Certificate and the Company By-Laws provide that directors may be removed only for cause. The Company Certificate and the Company By-Laws also provide that directors may be removed only by affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of Voting Stock (as defined in the Company Certificate) voting together as a single class.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETING

     The Company Certificate and the Company By-Laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and prohibit stockholder action by written consent in lieu of a meeting. The Company Certificate and the Company By-laws provide that, subject to the rights of holders of any series of Preferred Stock of the Company, special meetings of stockholders can be called only by a majority of the total number of directors which the board of directors of the Company would have if there were no vacancies (the "Whole Board"). Stockholders are not permitted to call a special meeting or to require that the board of directors of the Company call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by or at the direction of the board of directors of the Company.

ADVANCE NOTICE PROVISIONS OF STOCKHOLDER PROPOSALS AND STOCKHOLDER NOMINATIONS OF DIRECTORS

     The Company By-Laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors of the Company, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of shareholders of the Company. Any such notice must contain certain specified information.

FAIR PRICE PROVISION

     The Company is able to merge or consolidate with other corporations, sell or transfer all or substantially all of its assets or adopt a plan of recapitalization, liquidation or dissolution ("Business Combinations") with the approval of the holders of a majority of the outstanding shares of Common Stock of the Company, subject to the "fair price" provision in the Company Certificate.

     In general, the fair price provision requires the approval of the holders of 80% of the voting power of the outstanding capital stock of the Company entitled to vote generally in the election of directors as a condition for Business Combinations involving any beneficial holder of more than 10% of such voting power (an "Interested Stockholder"), unless the transaction is either approved by at least a majority of the members of the Board of Directors who are unaffiliated with the Interested Stockholder and were directors before the Interested Stockholder became an Interested Stockholder (the "Continuing Directors") or certain minimum price and procedural requirements are met. The term Continuing Directors also includes certain successors to Continuing Directors if unaffiliated with the Interested Stockholder. The term "Interested Stockholder" also refers to certain assignees of Interested Stockholders and to affiliates of the Company who, within two years prior to the date in question, beneficially held 10% or more of the voting power of the outstanding stock of the Company entitled to vote generally in the election of directors.

SECTION 203

     The Company is subject to Section 203 of the DGCL. Section 203 of the DGCL prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

THE RIGHTS PLAN

     Pursuant to the Rights Agreement dated April 14, 1989, as amended (the "Rights Agreement"), with Harris Trust and Savings Bank, as Rights Agent, upon the occurrence of certain events described below, each holder of a share of Common Stock of the Company outstanding as of the date of this Prospectus has received and each holder of a share of Common Stock offered hereby will receive, one Common Stock purchase right (a "Right") for each share of Common Stock held by such holder entitling such holder until the earlier of May 1, 1999 (the "Final Expiration Date") or the redemption of the Rights (the "Redemption Date") to purchase shares of Common Stock of the Company at a price of $48 per share (the "Purchase Price"), subject to adjustment.

     Until the earlier of (i) 10 days after a public announcement that a Person (other than a Scotsman related entity) has become the Beneficial Owner (as defined in the Rights Agreement) of shares of Common Stock of the Company equal to, in the case of an Existing 15% Holder (as defined below), an additional 1% of the outstanding shares of Common Stock (the "Increased Percentage") or more, or, in the case of any other person, 15% (or such lower threshold not less than 10% as may be established by the Board of Directors of the Company) or more of the outstanding shares of Common Stock of the Company or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any Person becomes an Acquiring Person (as defined in the Rights Agreement)) following the commencement of, or announcement of an intention to commence, an offer the consummation of which would result in a Person beneficially owning shares of Common Stock of the Company equal to, in the case of an Existing 15% Holder, the Increased Percentage or more, or, in the case of any other person, 15% (or such lower threshold not less than 10% as may be established by the Board of Directors of the Company) or more of the outstanding shares of Common Stock of the Company (the earlier of (i) or (ii) being called the "Rights Distribution Date"), the Rights are represented by the certificates for the Common Stock of the Company, are not exercisable and are not transferable apart from the Common Stock of the Company. For purposes of the foregoing, "Existing 15% Holder" shall mean any person who or which, together with all Affiliates and Associates (as such terms are defined in the Rights Agreement) of such Person, was the Beneficial Owner, as of February 11, 1998, of 15% or more of the shares of Common Stock of the Company then outstanding. After the Rights Distribution Date, the Rights become exercisable, and separate certificates for the Rights will be mailed to holders of record of the shares of Common Stock as of such date. Such separate certificates will thereafter constitute the sole evidence of the Rights.

     In the event that on or after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold in one or a series of transactions (other than in the ordinary course of business), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of the Right. Subject to certain exceptions, in the event that any Person, together with its Affiliates and Associates (as such terms are defined in the Rights Agreement), has become the Beneficial Owner of shares of Common Stock of the Company equal to, in the case of an Existing 15% Holder, the Increased Percentage or more, or, in the case of any other person, 15% (or such lower threshold not less than 10% as may be established by the Board of Directors of the Company) or more of the shares of Common Stock of the Company then outstanding, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock of the Company having a market value of two times the Purchase Price of the Right. Under no circumstances may a Right be exercised following the occurrence of the event set forth in the preceding sentence prior to the expiration of the Company's right of redemption.

     Under certain circumstances, the Company may (i) exchange the Rights (other than those Rights owned by the Acquiring Person or its Affiliates or Associates which have become void), in whole or in part, for additional shares of Common Stock of the Company at an exchange ratio of one share of Common Stock of the Company per Right or (ii) redeem the Rights in whole, but not in part, at the price of $0.01 per Right, in each case subject to adjustment.

     The Rights are not exercisable until the Rights Distribution Date. The Rights will expire on the Final Expiration Date, unless earlier redeemed or exchanged or unless such expiration date is extended. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

                              PLAN OF DISTRIBUTION

     The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions (which may be block transactions) on the NYSE or otherwise, in special offerings, exchange distributions or secondary distributions pursuant to and in accordance with the rules of the NYSE, in the over-the-counter-market, in negotiated transactions, through the writing of options on shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions directly or to or through underwriters, broker-dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or purchasers of shares for whom they may act (which compensation may be in excess of customary commissions). The Selling Stockholders and underwriters, broker-dealers and agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares may be deemed to be underwriting compensation. At the time a particular offer of shares of Common Stock is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth, to the extent required, the number of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation and any discounts, commissions or concessions allowed or reallowed or paid to dealers and the proposed selling price to the public.

     There is no assurance that the Selling Stockholders will sell any or all of the Shares described herein and they may transfer, devise or gift the Shares by other means not described herein, including, without limitation, pursuant to Rule 144 or Rule 145 under the Securities Act.

     Under the contractual arrangements between the Company and the Selling Stockholders, the Company is obligated to indemnify the Selling Stockholders and any underwriters of the Shares and the Selling Stockholders are obligated to indemnify the Company and any such underwriters, in each case against certain civil liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company at December 29, 1996 and December 31, 1995 and for each of the three years ended December 29, 1996, December 31, 1995 and January 1, 1995, respectively, incorporated in this Prospectus by reference from the Annual Report on Form 10-K of the Company for the year ended December 29, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report, which is incorporated herein by reference. The financial statements referred to above are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheet of Kysor Industrial Corporation and Subsidiaries as of December 31, 1996 and 1995 and the consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996, incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K dated March 8, 1997 (as amended by Form 8-K/A filed with the Commission on May 22, 1997), have been included herein in reliance on the report of Coopers & Lybrand, L.L.P., independent public accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission; Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Northeast Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy information statements and other information regarding companies which file electronically with the Commission. In addition, reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have been filed with the Commission are hereby incorporated by reference in this Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1996;

          2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 30, 1997, June 29, 1997 and September 28, 1997, respectively;

          3. The Company's Current Reports on Form 8-K dated March 8, 1997 (as amended by Form 8-K/A filed with the Commission on May 22, 1997), September 29, 1997, October 22, 1997, November 25, 1997, December 17, 1997 and
     February 17, 1998, respectively; and

          4. The description of the Company's Common Stock, par value $0.10 per share, and the Common Stock Purchase Rights contained in the Company's Registration Statement on Form 10, filed with the Commission on February 14, 1989, as amended by Amendment No. 1 on Form 8, filed with the Commission on March 14, 1989, Amendment No. 2 on Form 8, filed with the Commission on March 23, 1989, Amendment No. 3 on Form 8, filed with the Commission on March 27, 1989, Amendment No. 4 on Form 10/A, filed with the Commission on January 27, 1994, and Amendment No. 5 on Form 10/A, filed with the Commission on February 17, 1998.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered upon written or oral request, a copy of any or all of such documents that have been or may be incorporated by reference into this Prospectus (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to Corporate Secretary, Scotsman Industries, Inc., 820 Forest Edge Drive, Vernon Hills, Illinois 60061, telephone number (847) 215-4500.

------------------------------------------------------

NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION OF SUCH PERSONS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
The Company...........................      2
Forward-Looking Statements............      3
Risk Factors..........................      4
Use of Proceeds.......................      8
Certain Transactions..................      9
Selling Stockholders..................     11
Description of Capital Stock..........     12
Plan of Distribution..................     16
Legal Matters.........................     16
Experts...............................     16
Available Information.................     17
Incorporation of Certain Documents by
  Reference...........................     17

======================================================

                                1,611,699 SHARES

                           SCOTSMAN INDUSTRIES, INC.

                                  COMMON STOCK
                           PAR VALUE, $0.10 PER SHARE

                                   PROSPECTUS

------------------------------------------------------